July 15, 2014

Via Edgar and Email
DuchovnyD@sec.gov

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Ashford Hospitality Trust, Inc.
Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE
File No. 001-31775

Dear Mr. Duchovny:

Because of the technical problems we have experienced in trying to convert the two exhibits into Edgar format, we will not include those as part of the proxy materials. We will substitute instead citations to outside authorities for similar propositions, see footnotes 4 and 9 to revised proxy attached hereto. Attached are copies of these authorities.

Sincerely,

Andrew J. Kahn

AJK:ja